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                                                                    Exhibit 99.2

                               Management Report

Management of CarMax Auto Superstores, Inc. (CarMax), as Servicer, is responsible for compliance with the servicing requirements in section 3.9 of the Sales and Servicing Agreement dated January 1, 2001 (the "Agreement"), between CarMax as Seller and Servicer, Pooled Auto Securities Shelf, LLC, and CarMax Auto Owner Trust 2001-1.

Management has performed an evaluation of CarMax's compliance with the aforementioned section of the Agreement for the period from January 25, 2001 to February 28, 2001. Based upon this evaluation, management believes that, for the period from January 25, 2001 to February 28, 2001, CarMax, as Servicer, was materially in compliance with the aforementioned section of the Agreement.


/s/ Philip J. Dunn
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Philip J. Dunn
Treasurer and Assistant Secretary


April 2, 2001